EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2005	2004	2005	2004

Earnings before income taxes and cumulative effect of
changes in accounting principles	$177	$48	$698	$45
Add:
Interest expense	25	30	88	92
Appropriate portion of rental expense (1)	5	3	16	11
Amortization of capitalized interest	3	3	9	11
Earnings as adjusted	$210	$84	$811	$159

Fixed charges:
Interest expense	$25	$30	$88	$92
Appropriate portion of rental expense (1)	5	3	16	11
Capitalized interest	1	1	5	3
Total fixed charges	$31	$34	$109	$106

Ratio of earnings to fixed charges	6.8x	2.5x	7.4x	1.5x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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